

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ARK Global LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ARK Global LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as ARK Global LLC's auditor since 2021.

New York, NY

March 26, 2021

ARK GLOBAL LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

ARK GLOBAL LLC
CONTENTS

ARK GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	61,741
Accounts receivable		62,883
Accounts receivable from related party		5,647
Prepaid expenses		26,549
Furniture and computer equipment at cost,		
less accumulated depreciation of $7,482		626
Total assets	$	157,446

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	388
SBA loan payable		31,100
Total liabilities		31,488
Member's equity		125,958
Total liabilities and member's equity	$	157,446

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

ARK Global LLC (the "Company") was organized as a Limited Liability Company in 2007. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 18, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective institutional investors through registered investment advisors, consultants and/or third parties and directly to plan sponsors. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a single member limited liability company, is a disregarded entity for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the members individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company's revenues are from consulting fees, fixed retainer fees, and a percentage of the Asset Manager's money management fee. Accordingly, the Company recognizes retainer fees and consulting fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied.

Consulting agreements with Asset Managers are multi-year contracts. Consulting fees are accrued when earned. They are generally paid in arrears on or about the last day of each calendar quarter or month.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a percentage of the Asset Manager's money management fee. These fees are paid in arrears to the Asset Manager, usually within 45 days, after the end of each calendar quarter or month depending on the payment time frame of the particular strategy. The Company is then paid within 30 days after such fees are received by the Asset Manager.

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2020, the Company has not recorded an allowance for any potential non-collection.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $61,353 which was $56,353 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTIES

The Company has a Market Service Agreement with Noble Ark Ventures LLC, a related party through common ownership, (the "Affiliate"), for administrative expense and marketing support provided by the Company. The Affiliate reimburses the Company for these services. As of December 31, 2020, expenses totaled $6,578 and amounts not yet reimbursed for expenses reimbursable to the Company have been included in Accounts Receivable from Related Parties on the accompanying statement of financial condition, in the amount of $5,647.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2020, four customers accounted for 82% of the Company's fee income. Three of the customers accounted for 68% of accounts receivable as of December 31, 2020.

ARK GLOBAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

6. COMMITMENTS AND CONTINGENCIES

<u>Leases</u>
The Company leased office space under a two-year lease which began February 1, 2016. The base monthly rent was $2,750. On December 1, 2019, the Company extended the lease for another 12 months ending the 28th day of February, 2021, for a base monthly rent of $2,850.   On January 12, 2021, the Company has leased a new office space which begins March 1, 2021. The base monthly rent will be $750, commitment is one year with the one year right to renew at same rate. The Company paid $34,100 in office rent for the year ended December 31, 2020. The future minimum rental payments required under operating leases are as follows:

2021	13,200
2022	1,500
	$ 14,700

7. LEGAL SETTLEMENT

On January 28, 2020, the Company initiated an arbitration proceeding before FINRA captioned ARK Global LLC vs. former client, Case No. 20-00319 by filing a Statement of Claim. The Statement of Claim alleged that the former client has failed to pay to the Company compensation earned by and due to the Company. The Statement of Claim was settled on December 1, 2020 through FINRA mediation.

8. COVID-19

During the year of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company. The Company received a loan under the Paycheck Protection Program (PPP) from the Small Business Administration Management in the amount of $31,100 on May 4, 2020. The loan was forgiven on January 6, 2021.

9. NEW ACCOUNTING PRONOUNCEMENT

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments.   The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses.   Under the new guidance, the Company recognizes an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any.   The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments.   Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.